UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) August 2, 2007

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.03 Amendments to Articles of Incorporation or Bylaws;
Change in Fiscal Year.

(a)   On August 2, 2007, the Board of Directors of Portland General Electric Company (Company) approved amendments to the Company's bylaws, effective on such date. The amendments add two new provisions, which are designated as Sections 2.13 and 2.14 in the Fifth Amended and Restated Bylaws.

The amendments specify certain requirements that must be met in order for a shareholder to (i) bring business before an annual meeting of shareholders or (ii) nominate persons for election to the Board of Directors of the Company at an annual or special meeting of shareholders.   The amendments specify requirements concerning advance notice to the Company, as well as the form and content of such notice.

For a shareholder to properly bring business before an annual meeting of shareholders or to nominate a person for election to the Board of Directors at an annual or special meeting of shareholders, the shareholder must give timely written notice to the Secretary of the Company. To be timely with respect to an annual meeting of shareholders, such notice must be given not less than 120 days prior to the first anniversary of the date of the prior year's annual meeting, provided that the upcoming annual meeting is called for a date that is within 30 days of the date of such anniversary. If the upcoming annual meeting is not called for a date that is within 30 days of the date of such anniversary, then such notice must be given not later than the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. To be timely with respect to a special meeting called for the purpose of electing directors, a shareholder's notice must be given not later than the 10th day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting, whichever occurs first.

Such notice must contain certain information specified in the bylaws, including, without limitation, information as to the business or director nominees proposed by the shareholder, the name and record address of such shareholder, the class or series and number of shares of capital stock of the Company owned by such shareholder, a description of all arrangements or understandings between such shareholder and any other persons in connection with the proposed business or nominations, and a representation that such shareholder intends to appear in person or by proxy at the meeting to bring such business or nominate the persons named in the notice.

The foregoing description of Sections 2.13 and 2.14 does not purport to be complete and is qualified in its entirety by reference to the Fifth Amended and Restated Bylaws, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and incorporated herein by reference.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

Exhibit   Description

(3)   **Articles of Incorporation and Bylaws**

3.1   Fifth Amended and Restated Bylaws of Portland General Electric Company, as amended on August 2, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

Date: August 8, 2007   By: /s/ Douglas R. Nichols

Douglas R. Nichols
Vice President
General Counsel and
Corporate Compliance Officer

3